EXHIBIT 21
Argan, Inc. and Subsidiaries
List of Subsidiaries
January 31, 2009

State of
Company Name	Incorporation

Southern Maryland Cable, Inc.	Delaware

Vitarich Laboratories, Inc.	Delaware

Gemma Power Systems, LLC	Connecticut

Gemma Power, Inc.	Connecticut

Gemma Power Systems California, Inc.	California

Gemma Power Hartford, LLC	Connecticut

Gemma Power Carlton, LLC	Delaware

Gemma Renewable Power, LLC (50% owned)	Delaware